UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of March 2017

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ❑	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❑	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and shall be incorporated by reference into the Company’s Registration Statements on Form S-8 (333-171568) and Form F-3 (333-171866).

The following documents are attached as exhibits hereto and are incorporated by reference herein:

Exhibit No.	Document
99.1	Notice of Annual Meeting of Shareholders to be held on May 4, 2017
99.2	Information Circular – Proxy Statement dated March 20, 2017 for the Annual Meeting of Shareholders to be held on May 4, 2017
99.3	Form of Proxy
99.4	Notice and Access Notification

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BAYTEX ENERGY CORP.
/s/ Murray J. Desrosiers
Name:    Murray J. Desrosiers

Title:	Vice President, General Counsel and Corporate Secretary

Dated: March 31, 2017